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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-37483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAC FLORIDA INVESTMENTS CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2333 PONCE DE LEON BLVD. SUITE 700
(No. and Street)

CORAL GABLES	FLORIDA	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARIA E. NODAR, FINANCIAL & OPERATIONS PRINCIPAL, CHIEF FINANCIAL OFFICER (305) 523-6551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE LLP
(Name – *if individual, state last, first, middle name*)

6750 NORTH ANDREWS AVENUE SUITE #200	FT. LAUDERDALE,	FLORIDA	33309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MARIA E. NODAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAC FLORIDA INVESTMENTS CORP., as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA JOSE GAIT
MY COMMISSION # FF 977282
EXPIRES: July 30, 2020
Bonded Thru Notary Public Underwriters

Signature

FINANCIAL & OPERATIONS PRINCIPAL, CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAC FLORIDA INVESTMENTS CORP.

Coral Gables, Florida

(S.E.C. I.D. No. 8-37483)

STATEMENTS OF FINANCIAL CONDITION

December 31, 2018 and 2017

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BAC FLORIDA INVESTMENTS CORP.

Coral Gables, Florida

STATEMENTS OF FINANCIAL CONDITION

December 31, 2018 and 2017

CONTENTS

Crowe

Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of BAC Florida Investments Corp.
Coral Gables, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of BAC Florida Investments Corp. (the "Company") as of December 31, 2018 and 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2005.

Miami, Florida
February 13, 2019

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2018 and 2017

	2018	2017
ASSETS		
Cash and due from banks	$ 5,437,063	$ 5,150,344
Deposits with clearing organization ($100,000 restricted)	330,264	881,291
Fixed assets, net	13,481	13,905
Prepaid expenses and other assets	95,742	71,462
	$ 5,876,550	$ 6,117,002
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 319,803	$ 298,777
Accrued commissions and other payables	15,833	55,323
Other liabilities	7,524	46,480
	343,160	400,580
Stockholders' Equity		
Common stock, $1 par value; 100,000 shares authorized, issued and outstanding	100,000	100,000
Additional paid in capital	1,965,026	1,965,026
Retained earnings	3,468,364	3,651,396
	5,533,390	5,716,422
	$ 5,876,550	$ 6,117,002

See accompanying notes to financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: BAC Florida Investments Corp. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is 98.5% owned by BAC Florida Bank (Parent Company). The Company offers securities transaction services to its customers. The Company clears all of its securities transactions on a fully-disclosed basis through Pershing LLC (Pershing), a subsidiary of The Bank of New York Mellon Company.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Trading Securities: The Company may engage in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value.

Revenue Recognition: Securities transactions are recorded on a trade date basis.

In May 2014, the Financial Accounting Standards Board (FASB) updated the Accounting Standards Codification to create a new, principles-based revenue recognition framework. This guidance requires entities to recognize revenues when they transfer promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company adopted the guidance on January 1, 2018 using a modified retrospective method, in which the guidance applies to existing customer accounts in effect at January 1, 2018 and new customer accounts established after this date. The Company conducted an assessment of the revenue streams that were potentially affected by the new guidance and reviewed activity to ensure compliance with the new guidance.

The adoption of this guidance did not have a material effect on the Company's statements. The adoption of ASC 606 did not result in a change to the accounting for any of the in-scope revenue streams; as such, no cumulative effect adjustment was recorded.

The Company did not have any significant performance obligations as of December 31, 2018.

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of its business and under standard contract terms included in the correspondent agreement with Pershing LLC, its clearing firm, the Company has agreed to indemnify its clearing firm from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin accounts.

Such margin accounts had a balance of $4,802 at December 31, 2018 and $3,450 at December 31, 2017 respectively, and were fully secured by marketable securities under customary margin requirements. As such, Company management believes any loss exposure is not material, and accordingly, the Company has not recorded any contingent liability in its financial statements. Since its inception, the Company has not been required to make any payment under this indemnification provision. There were no unsettled customer trades at December 31, 2018 and 2017.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and due to brokers), approximate their fair value because of the short maturity of the instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Concentrations of Credit Risk: As of December 31, 2018 and 2017, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. The Company also engages in trading activities with various counterparties, mostly financial institutions in the United States. Management believes there is no significant risk of loss or counterparty risks on these financial instruments or transactions. Amounts due from depository institutions at year end 2018 were $5,767,327 and 2017 were $6,031,635.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Income Taxes: The Company is included in the consolidated federal and state income tax return of its Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the U.S. consolidated tax liability among the participants generally in proportion to their contribution to the consolidated U.S. taxable income. Income tax expense is the total of current year income tax due or refundable (if any), and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There were no material unrecognized tax positions at December 31, 2018 and 2017.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company is subject to U.S. federal income tax as well as income tax of the state of Florida. The Company is not subject to examination by taxing authorities for years prior to 2015.

Newly Issued and not yet Effective Accounting Standards: In February 2016, the FASB amended existing guidance that requires lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date (1) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis: and (2) A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. These amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all entities upon issuance. Lessees (for capital and operating leases) and lessors (for sale-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The adoption of this standard is expected to have an immaterial effect on the Company's Statement of Financial Condition by increasing total assets and total liabilities by creating a right-of-use asset and a lease liability related to the sublease office space from its Parent Company as disclosed in Note 5 – Related Parties.

NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

The Company has a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2018 and 2017, the Company had $100,000 of cash on deposit to satisfy this requirement. Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

NOTE 3 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

(continued)

NOTE 3 - FAIR VALUE (continued)

The carrying amounts which approximate the estimated fair value because of their short maturity of cash and due from banks and deposits with clearing organization amounting to $5,767,327 as of December 31, 2018 and $6,031,635 as of December 31, 2017, are considered Level 1 inputs.

The carrying amounts of accounts payable and accrued expenses, due to brokers, accrued commissions and other payables, and other liabilities, generally maturing within ninety days, approximate their fair value amounting to $343,160 as of December 31, 2018 and $400,580 as of December 31, 2017, are considered Level 1 inputs.

NOTE 4 - INCOME TAXES

On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act (the Tax Act). The Tax Act includes significant changes to the U.S. corporate income tax system including a federal corporate rate reduction from 35% to 21%. A majority of the provisions in the Tax Act are effective January 1, 2018. The Company evaluated its deferred tax assets and deferred tax liabilities to account for the future impact of lower corporate tax rates on the deferred income taxes.

As of December 31, 2018 and 2017 a net deferred tax asset amounting to $9,903 and $11,622 respectively arises from deferred rent expense which may be used to offset future taxable income in 2019. No valuation reserve was considered necessary at December 31, 2018 and 2017. The net deferred tax asset is included in prepaid expenses and other assets in the accompanying Statements of Financial Condition.

The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months. There were no interest or penalties recorded during the years ended December 31, 2018 or 2017 related to income tax matters.

NOTE 5 - RELATED PARTIES

In the ordinary course of business, the Company enters into transactions with its Parent Company and affiliates. Balances relating to such transactions were as follows:

	2018	2017
Assets:		
Cash and due from bank	$ 185,670	$ 137,903
Other assets	1,000	1,184
	$ 186,670	$ 139,087
Liabilities:		
Accounts payable and accrued expenses	$ 3,348	$ 18,959

The Company subleases office space from its Parent Company. The Parent Company allocates its rental costs to the Company based on square footage. The non-cancelable lease expires in May of 2022. Future estimated minimum lease payments are as follows:

2019	$ 71,792
2020	73,949
2021	76,166
2022	32,125
	$ 254,032

(continued)

NOTE 5 - RELATED PARTIES

In the ordinary course of business, the Company enters into transactions with its Parent Company and affiliates. Balances relating to such transactions were as follows:

	2018	2017
Assets:		
Cash and due from bank	$ 185,670	$ 137,903
Other assets	1,000	1,184
	$ 186,670	$ 139,087
Liabilities:		
Accounts payable and accrued expenses	$ 3,348	$ 18,959

The Company subleases office space from its Parent Company. The Parent Company allocates its rental costs to the Company based on square footage. The non-cancelable lease expires in May of 2022. Future estimated minimum lease payments are as follows:

2019	$ 71,792
2020	73,949
2021	76,166
2022	32,125
	$ 254,032

NOTE 6 - CASH RESERVE COMPUTATION

The Company is exempt from the provisions of Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was above its minimum net capital requirement for 2018 and 2017. At December 31, 2018, the Company's net capital as defined by Rule 15c3-1 totaled $5,457,372 which was $5,357,372 in excess of its minimum net capital requirement of $100,000. The Company's aggregate indebtedness to net capital ratio was .06 to 1 at December 31, 2018.